UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Carsly Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 22, 2021

Physical address of issuer
330 N Marine Ave, Wilmington, CA 90744

Website of issuer
https://getbakkal.com

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.5% of the amount raised A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fortress Trust LLC

Type of security offered
Class B Non-Voting Common Stock

Target number of Securities to be offered
13,090

Price (or method for determining price)
$3.82

Target offering amount
$50,000.00

Oversubscriptions accepted:
☐ Yes
☑ No

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
April 23, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
33

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$544,616.00	$382,821.00
Cash & Cash Equivalents	$49,618.00	$354,630.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$181,992.00	$36,512.00
Long-term Debt	$2,503,716.00	$836,512.00
Revenues/Sales	$80,993.00	$7,292.00
Cost of Goods Sold	$1,684,655.00	$460,983.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,603,662.00	-$453,691.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 1, 2023

FORM C

Up to $5,000,000.00

Carsly Inc.



Class B Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Carsly Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Class B Non-Voting Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $245.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the

Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$245.00	$0	$245.00
Aggregate Minimum Offering Amount	$50,000.00	$3,250.00	$46,750.00
Aggregate Maximum Offering Amount	$5,000,000.00	$325,000.00	$4,675,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://getbakkal.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 1, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FORTRESS TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://getbakkal.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Carsly Inc. (the "Company") is a Delaware corporation, formed on February 22, 2021. The Company is currently also conducting business under the name of Bakkal Corporation.

The Company is located at 330 N Marine Ave, Wilmington, CA 90744.

The Company's website is https://getbakkal.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Our mission is to revolutionize the way people experience food by offering diverse and affordable multicultural food options while promoting healthier diets. Bakkal plans to achieve this by developing innovative technology infrastructure that digitizes the ethnic grocery supply chain, enabling people from various ethnic backgrounds to access their essential groceries reliably and conveniently. Through strategic partnerships with local grocery stores, Bakkal provide efficient delivery services to customers in Los Angeles and San Francisco.

The Offering

Minimum amount of Class B Non-Voting Common Stock being offered	13,090
Total Class B Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	13,090
Maximum amount of Class B Non-Voting Common Stock being offered	1,308,901
Total Class B Non-Voting Common Stock outstanding after Offering (if maximum amount reached)	1,308,901
Purchase price per Security	$3.82
Minimum investment amount per investor	$245.00
Offering deadline	April 23, 2024
Use of proceeds	See the description of the use of proceeds on page 46 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 58 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based: These time based perks are based off of the launch date of 11/14/2023
Friends and Family Early Birds
Invest within the first 72 hours and receive an additional 15% bonus shares.

Early Bird Bonus
Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks:
$750+ Bronze Tier
Receive Quarterly Investor Emails

$2,500+ Silver Tier
Receive Quarterly Investor Emails, $50 in *Bakkal Credits and verified profile badge.

$5,000+ Gold Tier
Receive Quarterly Investor Emails, $100 in *Bakkal Credits, a limited edition Bakkal T-Shirt and verified profile badge.

$10,000+ Platinum Tier
Receive Quarterly Investor Emails, $200 in *Bakkal Credits, a limited edition Bakkal T-Shirt and early investor gold verified profile badge.

$15,000+ Diamond Tier
5% bonus shares, Receive Quarterly Investor Emails, $250 in *Bakkal Credits, a limited edition Bakkal T-Shirt, an early investor gold verified profile badge, and **Conference call with CEO.

$50,000+ Angel Tier
10% bonus shares, Receive Quarterly Investor Emails, in $1,000 *Bakkal Credits, a limited edition Bakkal T-Shirt and Bakkal Angel Investor Mug, a vote to name Bakkal's next retail product, an early investor gold verified profile badge, **Conference call with CEO and access to a private dinner in Los Angeles for Diamond level investors with Founder and Executive Team. (Transportation and lodging not included).

Notes:
- *Bakkal Credits to be issued 60 days after the closing of the crowdfunding campaign and expire 30 days after they are issued. Bakkal Credits can be used only where Bakkal delivery services are available.
- **Conference call with CEO to be scheduled within 60 days after the closing of the crowdfunding campaign and runs for 30 minutes.
- In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement.
- *Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of grocery items, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using PCI Service Provider Level 1 certified payment providers, and cloud vendors with highest industry security standards. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various

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import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Murat Karslioglu (President, CEO, Founder and Director), Ahmet Altug (Co-Founder, Head of B2B Operations and Treasurer), and Robert Calgav (Co-Founder, COO and Secretary). The Company has or intends to enter into employment agreements with Murat Karslioglu, Ahmet Altug, and Robert Calgav although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Murat Karslioglu, Ahmet Altug, and Robert Calgav or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Murat Karslioglu, Ahmet Altug, and Robert Calgav in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Murat Karslioglu, Ahmet Altug, and Robert Calgav die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. Quarantines often require employees to work remotely from their homes. While this can enable some level of business continuity, it may not be feasible for all roles. Employees who are not accustomed to remote work may face challenges in adapting to this new work environment, affecting their productivity.. A quarantine may negatively affect our suppliers by disrupting their operations, limiting their workforce's ability to fulfill orders, and potentially causing delays in the supply chain.. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business.

Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among ethnic food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding ethnic products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a few third-party co-manufacturers with one location to manufacture all of our products.

The loss of these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.

The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers may require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free, Halal or Kosher.

We rely on independent certification of our non-GMO, gluten-free, Halal and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Halal and Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. Hazelnut, almond, walnut, pistachio, apricots, cacao, coffee beans and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The price of fuel is unpredictable and fluctuates based on circumstances outside our control, including global economic trends, geopolitical developments, supply and demand for oil and natural gas, actions by OPEC and other oil and natural gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Most of our corporate buyers do not allow us to adjust our pricing to account for these circumstances and we have not hedged our fuel costs.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Our marketing services for manufacturers, in particular, may be susceptible to market volatility. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We derive significant revenue and profit from commercial buyers awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in active war zones and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Amazon Web Services, Cloudflare, DigitalOcean, Google Cloud, Redis Labs, Stripe, Twilio, Open-AI and other providers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.
In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We may be subject to indemnity claims for third-party infringement.
Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm

our relationships with our customers and might deter future customers from doing business with us.

As a provider of global logistics services, we depend on a variety of asset-based third party suppliers.

The quality and profitability of our services depend upon effective selection, management and discipline of third party suppliers. In recent years, many of our third party service providers have incurred significant operating losses and are highly leveraged with debt. Changes in the financial stability, operating capabilities and capacity of asset-based carriers and space allotment made available to us by asset-based carriers could affect us in unpredictable ways, including volatility of pricing, and challenge our ability to achieve profitability.

Our industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes.

As a result, suppliers are less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Demand for our products is subject to the level of consumer demand for daily grocery items. The level of new grocery purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, patterns of consumer spending, fuel cost and vehicle replacement cycle. Consumer preferences also impact the demand for new grocery purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

Risks Related to the Securities

The Class B Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class B Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Non-Voting Common Stock. Because the Class B Non-Voting Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Class B Non-Voting Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or

prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

The Securities in this Offering are non-voting.

The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Our mission is to revolutionize the way people experience food by offering diverse and affordable multicultural food options while promoting healthier diets. Bakkal plans to achieve this by developing innovative technology infrastructure that digitizes the ethnic grocery supply chain, enabling people from various ethnic backgrounds to access their essential groceries reliably and conveniently. Through strategic partnerships with local grocery stores, Bakkal provide efficient delivery services to customers in Los Angeles and San Francisco.

Business Plan

Carsly Inc. (doing business as Bakkal Corporation), a Delaware corporation founded in 2021, is a pioneering force in the American food industry. Our mission is to revolutionize the way people experience food by offering diverse and affordable multicultural food options while promoting healthier diets. Bakkal plans to achieve this by developing innovative technology infrastructure that digitizes the ethnic grocery supply chain, enabling people from various ethnic backgrounds to access their essential groceries reliably and conveniently. Through strategic partnerships with local grocery stores, Bakkal provide efficient delivery services to customers in Los Angeles and San Francisco. Bakkal's flagship product, the Bakkal mobile application, available on both Apple AppStore and Google Play platforms, serves as a seamless gateway for customers to explore and purchase a wide range of culturally diverse food items. By connecting food manufacturers directly with consumers, we plan to create a robust ecosystem that benefits all stakeholders involved. Bakkal extends its support to small grocery stores by providing them with marketing tools and market insight and technology, driving digitization across the ethnic grocery supply chain. Bakkal's data-driven approach not only enhances accessibility to quality food but also strives to make it more affordable for everyone. Bakkal envisions evolving into a symbol of cross-cultural and ethnic goods, ultimately transforming the way people perceive and enjoy diverse cuisines. Bakkal operates under the legal entity of Carsly Inc., established in Delaware, and holds the trademark for the Bakkal brand. Our commitment to innovation, accessibility, and customer satisfaction forms the core of our business philosophy, driving us to continuously push the boundaries of what's possible in the food industry. Mission and Vision: - Mission: To revolutionize the American food industry by providing diverse, affordable, and healthy multicultural food options through a digitized ethnic grocery supply chain. - Vision: To become synonymous with cross-cultural/ethnic goods and reshape the way people discover, access, and enjoy global cuisines.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bakkal Mobile Application	A user-friendly platform for customers to explore and purchase diverse food items, connecting them with manufacturers directly.	Customers in Los Angeles and San Francisco.
Delivery Services	Partnerships with local stores for efficient delivery in Los Angeles and San Francisco	Customers in Los Angeles and San Francisco.
Marketing Tools	Providing small grocery stores with technology to enhance their marketing efforts.	Customers in Los Angeles and San Francisco.
Paid SaaS Marketing Platform	Offering brands a comprehensive marketing solution to promote their products.	Customers in Los Angeles and San Francisco.
Warehousing Services	Providing brands with warehousing solutions to streamline inventory management.	Customers in Los Angeles and San Francisco.
Logistic and Procurement Services	Supporting small and mid-size retailers with efficient procurement and logistics, targeting an average of 30% profit margins.	Customers in Los Angeles and San Francisco.

Gradual expansion to new cities, continual enhancement of the app's features, and forging more partnerships.

Bakkal's flagship product, the Bakkal mobile application, available on both Apple AppStore and Google Play platforms, serves as a seamless gateway for customers to explore and purchase a wide range of culturally diverse food items.

The Company's Product and Service Development Timeline

Existing Products/Services (As of 2023)

- Grocery Delivery Mobile Application: A robust platform connecting consumers with a wide range of ethnic and authentic grocery items.
- Big-Data Analytics: Insights on consumer purchasing habits, preferences, and trends.
- B2C E-commerce Platform: Direct-to-consumer sales channel for authentic food items.
- Warehousing and Logistics Service: Strategically located warehouses in LA, and SF to streamline distribution.

Current Development (Launching in 2024)

- E-Grocery Web Application: Bakkal's propriety e-grocery web application to enable browser-only users to offer a wide variety of ethnic and authentic grocery items including local delivery and cross-state shipping options.
- ML for Forecasting Demand: Advanced machine learning algorithms to predict market demand and optimize inventory.
- AI for Recipe Suggestions: AI assistant to help US consumer better understand the use of the authentic items by offering them on-demand generated authentic recipes.
- Bakkal Marketplace: A digital marketplace for vendors and producers to sell directly to consumers.
- TrustedOrigin Technology: Enhancing product transparency with detailed digital labels.
- Bakkal Ads Partner Program: Proprietary tools to integrate vendors closely with Bakkal's ecosystem.
- Private Label Product Line: Bakkal's private label offering diverse authentic food products.

Future Products/Services (Planned for 2024 and beyond)

- Augmented Reality (AR/VR) Shopping Experience: Integrating AR to provide an immersive shopping experience.
- Video Commerce: Enabling live and or recorded shoppable video content to make the purchasing process immersive and experiential for consumers.
- Meal Kit Plans: Curated meal kits with authentic ingredients for traditional recipes.
- Retail Store Modernization: Acquiring and transforming traditional grocery stores into modern retail spaces.
- Expansion into New Markets: Broadening the reach to include additional ethnic groups and regions.

Please note that all current and future development targets, as well as their anticipated delivery times, are subject to change based on market requirements and the availability of company resources.

Competition

The Company's primary competitors are Weee, OjaExpress, and Umami Cart. Weee is a California-based online grocery delivery platform that offers Hispanic and Asian foods specialty products and everyday staples. The company specializes in the fields of eCommerce, grocery delivery, social commerce, retail, and Asian grocery. OjaExpress is an ecommerce company that offers a digital marketplace for cultural groceries. Umamicart is an online grocery store that focuses on delivering Asian products and groceries.

- Pioneering Technology: Bakkal's advanced technology infrastructure digitizes the ethnic grocery supply chain. - Diverse Selection: Offering a wide range of multicultural food options not easily found in mainstream stores. - Direct Connectivity: Connecting consumers directly with food manufacturers for authenticity and affordability.

Supply Chain and Customer Base

Our most important asset is our people. Our commitment to innovation, accessibility, and customer satisfaction forms the core of our business philosophy, driving us to continuously push the boundaries of what's possible in the food industry. Experienced Leadership: A team of industry experts, technologists, and marketing professionals. Bakkal Corporation is committed to transforming the American food landscape by providing accessible, affordable, and diverse food options while fostering a healthier lifestyle. Through innovative technology, strategic partnerships, and a customer-centric approach, we are poised to reshape the way people experience and interact with multicultural cuisines.

Our target audience is culturally diverse consumers seeking access to authentic ethnic foods, small grocery stores, food manufacturers, and brands. Our geographic focus is Los Angeles, San Francisco, and Las Vegas with plans for expansion to other metropolitan areas.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90759246	Class 009: Downloadable computer application software for mobile phones, namely, downloadable software for advertising and promoting the availability of ethnic food for selection, ordering, purchase, and delivery. Class 039: Transport, delivery, packaging, and storage of grocery items.	Bakkal	June 7, 2021	December 27, 2022	USA

Governmental/Regulatory Approval and Compliance

The business operations of Bakkal Corporation, which involves importing grocery items from various countries and providing services to small businesses, including last mile delivery, procurement, and warehousing, can be significantly affected by existing and probable governmental regulations. Here's an overview of how such regulations could impact Bakkal's business: 1. Import Regulations: - Tariffs and Duties: Governmental regulations related to tariffs and import duties on food products could impact the cost of importing items. Higher tariffs could lead to increased prices for imported goods, affecting Bakkal's ability to offer affordable options to customers. - Import Restrictions: Governmental regulations may impose restrictions on the import of certain food products due to health, safety, or cultural reasons. This could impact the diversity of products offered by Bakkal and potentially lead to changes in sourcing strategies. 2. Food Safety and Health Regulations: - Inspection and Certification: Imported food products are often subject to rigorous inspection and certification processes to ensure their safety and quality. Failure to meet these standards could result in delayed shipments or even seizure of goods at customs. - Labeling Requirements: Different countries have specific labeling requirements for food products, including information about ingredients, nutritional content, and allergens. Compliance with these regulations is essential to avoid legal issues and maintain consumer trust. 3. Trade Agreements and International Relations: - Trade Agreements: The status of trade agreements between the U.S. and the countries Bakkal imports from can influence import costs and procedures. Changes in trade agreements can lead to fluctuations in costs and potential disruptions in the supply chain. - Political Relations: Political tensions between countries could lead to trade disruptions, embargoes, or changes in import/export regulations that affect Bakkal's sourcing and operations. 4. Transportation and Customs Regulations: - Shipping and Customs Clearance: Stringent customs clearance procedures and regulations could lead to delays in the import process, impacting inventory management and customer expectations. - Transportation Safety: Regulations related to the transportation of food products, including temperature control and sanitation, are critical to maintaining product quality during transit. 5. Last Mile Delivery and Logistics Regulations: - Transportation Regulations: Regulations governing last mile delivery, such as driver licenses, vehicle standards, and safety protocols, can impact the efficiency and cost-effectiveness of Bakkal's delivery services. - Environmental Regulations: Regulations related to vehicle emissions and environmental impact could influence the choice of delivery vehicles and logistics practices. 6. Procurement and Warehousing Regulations: - Food Storage and Handling: Warehousing regulations related to food storage, temperature control, and sanitation are crucial to maintaining the quality and safety of stored products. - Procurement Practices: Regulations related to fair business practices, anti-competitive behavior, and ethical sourcing can impact how Bakkal engages with suppliers. 7. Health and Safety Regulations During the Pandemic: - Public Health Measures: During a pandemic or health crisis, governmental regulations can impact Bakkal's operations, including restrictions on movement, business closures, and safety protocols for employees and customers. It's important for Bakkal Corporation to stay informed about these regulations, both current and potential, and to have a proactive strategy in place to ensure compliance and mitigate potential disruptions to its business operations. This might involve close collaboration with legal experts, continuous monitoring of regulatory changes, and adapting the business model to navigate the evolving regulatory landscape.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 330 N Marine Ave, Wilmington, CA 90744

The Company conducts business in California and Nevada.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.50%	$3,250	6.50%	$325,000
Campaign marketing expenses or related reimbursement	40.00%	$20,000	10.00%	$500,000
Estimated Attorney Fees	10.00%	$5,000	0.40%	$20,000
Estimated Accountant/Auditor Fees	32.00%	$16,000	0.64%	$32,000
General Marketing	0.00%	$0	2.40%	$120,000
Research and Development	0.00%	$0	10.00%	$500,000
Future Wages	0.00%	$0	22.80%	$1,140,000
Repayment of Debt	0.00%	$0	25.00%	$1,250,000
General Working Capital	11.50%	$5,750	22.26%	$1,113,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Changing Business Needs and Unforeseen Costs. Business needs can change over time due to unforeseen circumstances or opportunities that arise. Unexpected costs or expenses may arise that the Company did not anticipate when filing the Form C. In such cases, the Company may need to reallocate some of the proceeds to cover these unforeseen expenses while still staying within the broad categories specified in the Use of Proceeds section.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Murat Karslioglu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, CEO, Founder and Director Dates of Service: February 22, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Murat Karslioglu is an entrepreneur with multiple exits, technologist, author and investor with over 20 years' industry experience. Murat is currently working full-time as the CEO/Founder of Bakkal Corporation. Murat serves as Chairman of Carsly Ventures, a Silicon Valley-based boutique investment firm. Murat has experience building hardware, servers and storage systems for datacenters and cloud infrastructure. An open source technology maintained by Murat was used by major e-commerce companies and Fortune 500 companies.

Carsly Inc., d/b/a Bakkal
Title: President, CEO, Founder and Director
Dates of Service: February 22, 2021 - Present
Responsibilities: Customary Responsibilities of the President, such as leading the company in managing all aspects of the business. Bakkal is Mr. Karslioglu's primary role.

MayaData, Inc
Title: Vice President of Products / Cofounder
Dates of Service: September 1, 2017 - February 2021
Responsibilities: Leading engineering team and the vision of product.

Carsly Ventures
Title: Owner/Chairman
Dates of Service: January 1, 2015 – Present
Responsibilities: Managing an investment fund.

Education

He holds a Bachelor of Science degree in Industrial Engineering and several industry awards.

Name

Ahmet Altug

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Head of B2B Operations, Treasurer: February 22, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Ahmet Altug is an entrepreneur renowned for his profound expertise in product procurement and distribution, accumulated over an impressive span of 25 years within the dynamic marketplace. Currently, Mr. Altug serves as Head of B2B Operations and Co-Founder at Bakkal Corporation, where he diligently directs his efforts full-time. In the past, Mr. Altug managed his own business, specializing in the strategic marketing and distribution of car care products from national brands across the Southern California region. Additionally, Mr. Altug served as Personal Assistant to the CEO of Dine Brands Global, the distinguished parent company behind iconic restaurant chains IHOP and Applebee's. His extensive skill set and strategic acumen were further enhanced by this pivotal experience. He holds a Bachelor of Economics degree from the prestigious Istanbul University Faculty of Economics, which serves as the foundation for his academic career. His unwavering commitment to excellence and his comprehensive insights make him a stalwart figure in the business landscape.

Carsly Inc., d/b/a Bakkal
Title: Co-Founder, Head of B2B Operations, Treasurer
Dates of Service: February 22, 2021 - Present
Responsibilities: Mr. Altug is responsible for B2B operations and Customer Experience such as product sourcing, procurement service, logistics & delivery operations and customer support team. Bakkal is Mr. Altug's primary role.

Saga Consulting LLC
Title: Owner/Chairman
Dates of Service: September 1, 2015 - January 2021
Responsibilities: Executive consulting and assistant services.

Name

Robert Calgav

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, COO / Secretary Dates of Service: February 22, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Robert Calgav is a businessman and entrepreneur. He is currently a Co-Founder of Bakkal Corporation, the Chief Financial Officer of Dreamline Investment Group and the CEO of Payless Auto Sales, Inc. He has 30+ years of experience in sales, management, and capital investing. Mr.

Calgav started his career in 1990 in the automobile industry. Located in California, Mr. Calgav owns and operates luxury car rental and concierge services businesses.

Carsly Inc., d/b/a Bakkal
Title: Co-Founder, COO, Secretary
Dates of Service: February 22, 2021 - Present
Responsibilities: Mr. Calgav is responsible for Bakkal's sales operations and corporate business development. He also holds executive positions at two other companies. He currently only commits approximately 10 hours per week to the other two entities, and he oversees sales and marketing decisions at all companies.

Dreamline Investment Group Inc.
Title: CFO
Dates of Service: February 1, 2019 - Present
Responsibilities: Providing leadership, direction and management of the finance and accounting team.

Payless Auto Sales Inc
Title: Founder/CEO
Dates of Service: March 1, 1997 - Present
Responsibilities: Providing leadership, direction and management to the dealership with major customers, shareholders.

Employees

The Company currently has 4 W2 employees in California, USA and 29 W8 contractors in Istanbul, Turkey, and Bishkek, Kyrgyzstan.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Voting Common Stock
Amount outstanding	17,327,239
Voting Rights	The holder of each share of Class A Voting Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event the Company secures additional financing after this offering through the issuance of more capital stock, investors' ownership percentage in the Company may experience significant dilution. Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 100,000,000 shares of Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. If we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	72.4%

Type of security	Preferred Stock
Amount outstanding	2,798,445
Voting Rights	There are no voting rights associated with Preferred Stock.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	We will likely issue additional shares of our (capital stock), investment in the Company could be subject to substantial dilution. Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 5,000,000 shares of Preferred Stock. If we do sell or issue more Preferred Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	13.8%

In addition to as described above, differences between the Securities being issued pursuant to Regulation CF and each other class of securities of the Company are set forth in the Company's Amended and Restated Certificate of Incorporation attached to this Form C as Exhibit D.

Outstanding Debt

In 2023, convertible notes signed prior to 2023 were converted into company shares. As a result, the total long-term debt has been reduced. As of the date of this Form C, the Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Pexel International Ltd.
Amount outstanding	$1,250,000.00
Interest rate and payment schedule	15% interest
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	February 19, 2024
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$700,000.00	General Working Capital	August 4, 2021	Section 4(a)(2)
Convertible Notes	1	$247,965.00	General Working Capital	March 17, 2022	Section 4(a)(2)
Convertible Notes	1	$1,204,999.47	General Working Capital	July 7, 2022	Section 4(a)(2)
Convertible Notes	1	$200,000.00	General Working Capital	March 6, 2023	Section 4(a)(2)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $66,190,053. In determining this valuation, the Company conducted an analysis that considered various factors in choosing the valuation, including the valuations of similarly situated companies in the grocery delivery and food technology space such as Weee!, Bokksu, and Yamibuy, which have established a precedent in the market.

In addition, in 2022, the Company raised a SAFE (Simple Agreement for equity) at a pre-money valuation of $23M. The proceeds have been used to expand the business over the past year.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people and entities. Those people and entities are listed below: - Murat Karslioglu, - Ahmet Altug, - Robert Calgav, - Carsly Ventures LLC, - BA0 Fund I, a series of AngelList Funds, LP - BA0 Fund I, a series of AngelList Funds, LP - BA10 Fund I, a series of Roll Up Vehicles, LP - Don Williams

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Murat Karslioglu (as individual and beneficial owner of shareholder Carsly Ventures)	29.4%

Following the Offering, the Purchasers will own 0.075% of the Company if the Minimum Amount is raised and 7.023% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its previous seed round of financing on March 16, 2023. Following this offering, we should have enough liquidity to execute our business plan until March 2025. We intend to be profitable by June 2024. Our significant challenges are developing and marketing a viable product and brand in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary, managing a diverse range of authentic grocery products, including imports, can be operationally complex, ensuring a smooth and efficient supply chain, expanding to new markets or increasing our product offerings to ensure we have sufficient working capital.

To achieve, maintain, or improve profitability during the 12 months following the receipt of the Offering proceeds, Bakkal's management intends to implement a comprehensive strategy that focuses on revenue growth, cost management, and operational efficiency. 1. Expanding Product Offerings: Bakkal management intends to continue to diversify its product catalog by adding new authentic grocery items. This expansion may cater to a broader customer base and increase the average transaction value. 2. Market Expansion: The company intends to enter new geographic markets, strategically selecting regions with high demand for multicultural and ethnic grocery products. Expanding to new areas may increase its customer base. 3. Customer Acquisition and Retention: Bakkal management intends to invest in marketing and advertising campaigns to attract new customers. It may also implement customer retention strategies, including loyalty programs and personalized recommendations, to keep existing customers engaged. 4. Optimizing Pricing Strategy: Bakkal management intends to continuously analyze pricing data to ensure competitive and profitable pricing for its products. Dynamic pricing models and bundling options may be explored to maximize revenue. 5. Streamline Supply Chain: Efficient supply chain management is crucial. Bakkal management intends to work on minimizing lead times, reducing inventory carrying costs, and optimizing logistics for timely deliveries while minimizing costs. 6. Vendor Relationships: The company intends to foster strong relationships with its suppliers and negotiate favorable terms to secure competitive pricing and reliable product availability. 7. Data-Driven Decision-Making: Bakkal management intends to leverage data analytics and machine learning for demand forecasting, inventory management, and customer behavior analysis. Data-driven insights may guide product selection and marketing strategies. 8. Operational Efficiency: Streamlining internal operations and automating repetitive tasks may reduce overhead costs. This includes optimizing warehouse operations, improving order fulfillment processes, and enhancing inventory control. 9. Technology Enhancements: The company intends to continue to invest in technology infrastructure, including its mobile application and e-commerce platform. This includes the development of new features to enhance the user experience and drive sales. 10. Cost Control: The company intends implements cost control measures across all aspects of the business, including marketing, staffing, and overhead expenses. Expenses will be closely monitored, and any unnecessary costs may be trimmed. 11. Sustainability Initiatives: Bakkal management may explore environmentally friendly practices in its operations to reduce costs associated with waste disposal and energy consumption, aligning with sustainability goals. 12. Risk Management: Bakkal management intends to work to identify and mitigate risks, such as supply chain disruptions or regulatory changes to maintain business continuity and profitability. By executing these steps, Bakkal's management aims to achieve profitability within the targeted 12-month period.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds for gradual expansion to new cities, continual enhancement of the app's features, further development and improvement of our technology infrastructure to provide a seamless user experience and efficient operations, advertising, promotions, and customer engagement campaigns to attract and retain a larger user base and forging more partnerships. The proceeds of the Offering will have a positive impact on Bakkal's ability to execute its business plan, expand its market presence, and strengthen its operational capabilities. It enhances the company's liquidity position, reducing financial constraints and increasing its resilience in a competitive industry.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,308,901 shares of Class B Non-Voting Common Stock or up to $5,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 23, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fortress Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the

Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $50,000 in investments is committed and received by the Fortress Trust LLC and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $245.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is eShares, Inc. DBA Carta, Inc.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Offering Amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, par value $0.01 per share, of which 17,327,239 Class A Voting Common Shares and 13,090 Class B Non-Voting Common Shares will be issued and outstanding, and (ii) 5,000,000 shares of Preferred Stock, par value $0.1 per share, of which 2,798,445 preferred shares will be issued and outstanding .

Dividend Rights

Holders of Class B Non-Voting Common Stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

The Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: There are no voting rights associated with Class B Non-Voting Common Stock.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Investment Incentives and Bonuses*

Time-Based: These time based perks are based off of the launch date of 11/14/2023

- **Friends and Family Early Birds**
  Invest within the first 72 hours and receive an additional 15% bonus shares.

- **Early Bird Bonus**
  Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks:

- **$750+ Bronze Tier**
  Receive Quarterly Investor Emails

- **$2,500+ Silver Tier**

Receive Quarterly Investor Emails, $50 in *Bakkal Credits and verified profile badge.

- **$5,000+ Gold Tier**
  Receive Quarterly Investor Emails, $100 in *Bakkal Credits, a limited edition Bakkal T-Shirt and verified profile badge.

- **$10,000+ Platinum Tier**
  Receive Quarterly Investor Emails, $200 in *Bakkal Credits, a limited edition Bakkal T-Shirt and early investor gold verified profile badge.

- **$15,000+ Diamond Tier**
  5% bonus shares, Receive Quarterly Investor Emails, $250 in *Bakkal Credits, a limited edition Bakkal T-Shirt, an early investor gold verified profile badge, and **Conference call with CEO.

- **$50,000+ Angel Tier**
  10% bonus shares, Receive Quarterly Investor Emails, in $1,000 *Bakkal Credits, a limited edition Bakkal T-Shirt and Bakkal Angel Investor Mug, a vote to name Bakkal's next retail product, an early investor gold verified profile badge, **Conference call with CEO and access to a private dinner in Los Angeles for Diamond level investors with Founder and Executive Team. (Transportation and lodging not included).

Notes:
- *Bakkal Credits to be issued 60 days after the closing of the crowdfunding campaign and expire 30 days after they are issued. Bakkal Credits can be used only where Bakkal delivery services are available.
- **Conference call with CEO to be scheduled within 60 days after the closing of the crowdfunding campaign and runs for 30 minutes.
- In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement.
- *Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent,   stepparent,   grandparent,   spouse   or   spousal   equivalent,   sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Class B Non-Voting Common Stock.

As a holder of Class B Non-Voting Common Stock of the company, you will have limited no rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

1. Dividend Rights. The holders of the Class B Non-Voting Common Stock shall not be entitled to receive any dividends that may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon any liquidation, dissolution winding up of this corporation, either voluntary or involuntary, the assets of this corporation available for distribution to stockholders shall be distributed to the full extent permitted by law among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

3. Redemption. The Class B Non-Voting Common Stock is not redeemable at the option of the holder.

4. Voting Rights. Except as required by law, the Class B Non-Voting Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter.

5. No Conversion Rights. Shares of Class B Non-Voting Common Stock are not convertible into shares of Class A Voting Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Murat Karslioglu
(Signature)

Murat Karslioglu
(Name)

CEO/Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Murat Karslioglu
(Signature)

Murat Karslioglu
(Name)

CEO/Founder
(Title)

11/1/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Video Transcript
Exhibit D   Amended and Restated Certificate of Incorporation
Exhibit E   Subscription Agreement

EXHIBIT A

Financial Statements

Carsly Inc. D/B/A Bakkal Corporation
Financial Statements and Independent Auditor's Report
For the Year Ended December 31, 2022 and 2021

Carsly Inc. D/B/A Bakkal Corporation
Table of contents

Contents

SMART·SOLUTIONS
Accounting, Audit and Tax Services

1 E Erie St
Suite 525-2419
Chicago, IL 60611
312-313-0350
audit@smartsolutionscpa.com

Independent auditor's report
To the Board of Directors of Carsly Inc. D/B/A Bakkal Corporation

Opinion

We have audited the financial statements of Carsly Inc D/B/A Bakkal Corporation (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, income statements, the statements of changes in equity, and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issue of the accompanying financial statements.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

SMART·SOLUTIONS
Accounting, Audit and Tax Services

1 E Erie St
Suite 525-2419
Chicago, IL 60611
312-313-0350
audit@smartsolutionscpa.com

Independent auditor's report
To the Shareholders of Carsly Inc. D/B/A Bakkal Corporation (Continued from previous page)

In performing an audit in accordance with GAAS, we:

▪ Exercise professional judgment and maintain professional skepticism throughout the audit.

▪ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

▪ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

▪ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by the management, as well as evaluate the overall presentation of the financial statements.

▪ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Noman Tahir, CPA
License: 065.054304
Chicago
State of Illinois
October 02, 2023

Carsly Inc. D/B/A Bakkal Corporation
Balance sheet
As of December 31, 2022 and 2021

	2022		2021	
Assets				
Current assets				
Cash and cash equivalents	$	49,618	$	354,630
Inventory		337,055		-
Prepaid expenses and other asset		47,587		12,744
Total current assets		**434,260**		**367,374**
Non-current assets				
Property and equipment		96,606		15,447
Intangible asset		13,750		-
Total non-current assets		**110,356**		**15,447**
Total assets	$	**544,616**	$	**382,821**
Liabilities and equity				
Current liabilities				
Accrued and other liabilities	$	122,209	$	24,697
Other payable		59,783		11,815
Total current liabilities		**181,992**		**36,512**
Non-current liabilities				
Long term loans		68,760		-
Loan from a related party		100,000		100,000
Convertible notes		2,152,964		700,000
Total non-current liabilities		**2,321,724**		**800,000**
Total liabilities		**2,503,716**		**836,512**
Equity				
Future equity obligations		203,253		-
Accumulated deficit		(2,162,353)		(453,691)
Total equity		**(1,959,100)**		**(453,691)**
Total liabilities and equity	$	**544,616**	$	**382,821**

The accompanying notes are an integral part of these financial statements.

Carsly Inc. D/B/A Bakkal Corporation
Income statement
For the years ended December 31, 2022 and 2021

		2022		2021
				(10 months)
Income				
Revenue	$	80,993	$	7,292
Total income		**80,993**		**7,292**
Expenses				
Operating expenses		1,320,466		394,938
Marketing and advertising		364,189		66,045
Total expenses		**1,684,655**		**460,983**
Net loss for the year before tax		**(1,603,662)**		**(453,691)**
Income tax - net		-		-
Net profit for the year after tax	$	**(1,603,662)**	$	**(453,691)**

The accompanying notes are an integral part of these financial statements.

Carsly Inc. D/B/A Bakkal Corporation
Statement of changes in equity
For the years ended December 31, 2022 and 2021

	Future equity obligations	Accumulated deficit	Total
Loss for the period	$ -	$ (453,691)	$ (453,691)
As of December 31, 2021	$ -	$ (453,691)	$ (453,691)
Issuance of future equity obligations	203,253	-	203,253
Distributions for the year	-	(105,000)	(105,000)
Loss for the year	-	(1,603,662)	(1,603,662)
As of December 31, 2022	$ 203,253	$ (2,162,353)	$ (1,959,100)

Carsly Inc. D/B/A Bakkal Corporation
Statement of cash flows
For the years ended December 31, 2022 and 2021

	2022	2021
		(10 months)
Operating activities:		
Net loss for the year before tax	(1,603,662)	$ (453,691)
Adjustments for:		
Depreciation	16,872	2,355
Amortization	1,250	-
Changes in operating assets and liabilities		
Inventory	(337,055)	-
Prepaid expenses and other asset	(34,843)	(12,744)
Other payable	47,968	11,815
Accrued and other liabilities	97,512	24,697
Net cash used in operating activities	**(1,811,958)**	**(427,568)**
Investing activities:		
Additions in property and equipment	(98,031)	(17,802)
Additions in intangible assets	(15,000)	-
Net cash used in investing activities	**(113,031)**	**(17,802)**
Financing activities:		
Proceed of loan from a related party	-	100,000
Proceeds from issuances of future equity obligations	203,253	-
Proceed from convertible notes	1,452,964	700,000
Loans proceed	68,760	-
Distributions for the year	(105,000)	-
Net cash provided by financing activities	**1,619,977**	**800,000**
Net (decrease) / increase in cash and cash equivalents	**(305,012)**	**354,630**
Cash and cash equivalents at the beginning of the year	354,630	-
Cash and cash equivalents at the end of year	**$ 49,618**	**$ 354,630**

Carsly Inc. D/B/A Bakkal Corporation
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Note - 1 Nature of operations

Carsly Inc. D/B/A Bakkal Corporation ('the Company') is a C corporation, incorporated in Delaware United States of America on February 22, 2021. The principal activity of the Company is to provide ethnic grocery shopping and aims to support small local businesses and introduce ethnic foods to all individuals.

Note - 2 Summary of significant accounting policies

Basis of Accounting

The preparation of these financial statements and accompanying notes in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Adoption of New Accounting Standard

On January 1, 2022, ASU 2016-02, Leases (Topic 842) was adopted by the Company using the transition alternative method as per ASU 2018-11 in which the Company recognizes a cumulative effect adjustment to the opening balance of retained earnings, if any, as of the date of the application. The Company adopted the package of practical expedients that allows companies to not reassess historical conclusions related to contracts that contain leases, existing lease classification, and initial direct costs. It did not adopt the hindsight practical expedient. The new guidance did not have any impact on the Company's financial statements for the year ended December 31, 2022.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks.

Inventories

The Company values its inventories at the lower of cost or market value net of any allowances for obsolescence, with cost determined by the first in first out method (FIFO). Inventories consist of goods purchased for resale.

Deferred taxes

Deferred tax liability is recognized on taxable temporary differences and deferred tax asset is recognized on deductible temporary difference with corresponding deferred tax income or expense in the income statement.

Convertible notes

Convertible notes are measured at the principal amount with interest on the principal amount outstanding.

Carsly Inc. D/B/A Bakkal Corporation
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and identified impairment losses, if any. The depreciation is calculated using straight-line methods over 5 years for vehicles and 3 years for equipments.

Intangible assets

Intangibles is stated at cost less accumulated amortization and identified impairment losses if any.The amortization is calculated using straight line method over its useful life of 5 years.

Grocery sales

Income from ethnic grocery sales is recognized when the goods are delivered and the related performance obligation is satisfied.

Long term loans

Long-term loans are measured at the principal amount plus outstanding interest thereon.

Income taxes

The stockholders of the Company have elected treatment as a C Corporation under the Internal Revenue Code. Under this election the Company is required to pay federal and state taxes.

Note 3 - Cash and cash equivalents

		2022		2021
Bank balances	$	49,618	$	354,630
	$	49,618	$	354,630

Note 4 - Inventory

			2022		2021
Inventory	4.1	$	337,055	$	-
		$	337,055	$	-

4.1 Inventories consist of grocery products, beverages and other consumeables.

Note 5 - Prepaid expenses and other asset

		2022		2021
Prepaid rent	$	32,400	$	-
Prepaid insurance		15,175		12,744
Other asset		12		-
	$	47,587	$	12,744

Carsly Inc. D/B/A Bakkal Corporation
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Note 6 - Property and equipment

		2022		2021
Vehicles	$	107,200	$	11,372
Equipments		8,633		6,430
Property and equipment - gross		115,833		17,802
Accumulated depreciation		(19,227)		(2,355)
Property and equipment - net	$	96,606	$	15,447

Depreciation expense for the year ended December 31, 2022 and 2021 were $16,872 and $2,355 respectively.

Note 7 - Intangible asset

		2022		2021
Ecommerce website	$	15,000	$	-
Intangible asset - gross		15,000		-
Accumulated amortization		(1,250)		-
Intangible asset - net	$	13,750	$	-

Amortization expense for the year ended December 31, 2022 was $1,250.

Management has reviewed the indicators of impairment of intangible asset and no such indicators were present as of the balance sheet date.

Note 8 - Accrued and other liabilities

		2022		2021
Accrued interest	$	98,324	$	20,041
Accrued expenses		22,947		-
Employee benefits		938		4,656
	$	122,209	$	24,697

Note 9 - Other payable

		2022		2021
Credit card payables	$	59,783	$	11,815
	$	59,783	$	11,815

Note 10 - Long term loans

			2022		2021
Vehicle loan	10.1	$	43,760	$	-
Term loan	10.2		25,000		-
		$	68,760	$	-

Carsly Inc. D/B/A Bakkal Corporation
Notes to the financial statements
For the years ended December 31, 2022 and 2021

10.1.The vehicles loans were obtained on October 27, 2022, both the loans carries the interest at the rate of 15% per annum. The loans are repayable in monthly installments of $991 and $598 respectively.

10.2 This loan was obtained on September 30, 2022 amounting to $25,000 the loan carries no interest and is not repayable until September 30, 2024.

Classification in the statement of financial position:

	2022	2021
Non-current	$ 55,016	$ -
Current	13,744	-
	$ 68,760	$ -

Note 11 - Loan from a related party

	Relationship		2022	2021
Carsly Venture LLC	Affiliate	11.1	$ 100,000	$ 100,000
			100,000	$ 100,000

11.1. A convertible note was issued to Carsly Venture LLC which is a related party during the year ended December 31, 2021. The notes carries simple interest at the rate of 5% per annum.

Note 12 - Convertible notes

		2022	2021
Note 01	12.1	$ 700,000	$ 700,000
Note 02	12.2	247,965	-
Note 03	12.3	1,204,999	-
		$ 2,152,964	$ 700,000

12.1 This notes was issued on August 04, 2021.It carries simple interest at the rate of 5% per annum.

12.2 This note was issued on March 23, 2022. It carries simple interest at the rate of 5% per annum.

12.2 This note was issued on July 07, 2022. It carries simple interest at the rate of 5% per annum.

Note 13 - Future equity obligations

	2022	2021
Simple Agreements for Future Equity (SAFE)	$ 203,253	$ -
	$ 203,253	$ -

Carsly Inc. D/B/A Bakkal Corporation
Notes to the financial statements
For the years ended December 31, 2022 and 2021

During the year ended December 31, 2022, the Company entered into the above mentioned SAFE agreements (Simple Agreements for Future Equity) with investors. The SAFE agreements have no maturity date and bear no interest. The agreements provide the rights of the investor to future equity in the Company as per terms of the agreement. Each agreement is subject to a valuation cap. As of December 31, 2022, no SAFE agreements were converted into equity, not have terminated or expired based on the terms of the agreements.

Note 14 - Revenue

	2022	2021
Grocery sales	$ 78,968	$ 7,263
Other	2,025	29
	$ 80,993	$ 7,292

Note 15 - Operating expenses

		2022	2021
Salaries and wages		$ 348,939	$ 107,953
Contract expenses		593,162	161,424
Interest expense		79,424	20,041
Legal and professional		52,181	7,749
Automobile expese		50,037	504
Office supplies		45,231	37,372
Travel		35,932	4,168
Insurance		21,248	6,595
Depreciation expense		16,872	2,355
Cost of sales		13,683	8,678
Bank charges		13,585	11
Donations		12,925	-
Repair and maintenance		11,839	-
Rent expense		8,369	688
Communication		7,028	3,740
Amortization expense		1,250	-
Pre-incorporation expenses	15.1	-	28,142
Miscellaneous		8,761	5,518
		1,320,466	$ 394,938

15.1 Pre-incorporation expenses includes expenses relating to office supplies and communications.

Note 16 - Marketing and advertising

	2022	2021
Marketing and advertising	$ 364,189	$ 66,045
	$ 364,189	$ 66,045

Carsly Inc. D/B/A Bakkal Corporation
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Note 17 - Income taxes

The provision for income tax is summarized below:

17.1. Current and deferred tax expense	**2022**	**2021**
Current tax:		
- Federal	$ -	$ -
- State	-	-
Total current tax expense	$ -	$ -
Deferred tax:		
Deferred tax (income) / expense	(476,288)	(134,746)
Deferred tax assets valuation allowance @100%	476,288	134,746
Income tax expense - net	-	-

17.2. Deferred tax asset / (liability)		
The net deferred tax asset include the following:		
Deferred tax asset	$ 611,034	$ 134,746
Deferred tax liability	-	-
	611,034	134,746
Less: Deferred tax assets valuation allowance@100%	(611,034)	(134,746)
Net deferred tax liability	$ -	$ -

A valuation allowance as of the year end has been established for deferred income tax assets primarily related to unused tax loss carryforwards that may not be realized. Realization of the net deferred income tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period fluctuate.

17.3. Schedule of temporary differences

Temporary differences that give rise to the net deferred income tax asset as of 2022 year-end are as follows:

	2022	**2021**
Unused tax loss	$ 611,034	$ 134,746
Deferred tax asset	611,034	134,746
Less: Deferred tax assets valuation allowance	(611,034)	(134,746)
Net deferred tax asset	$ -	$ -

Note 18 - Contingencies and commitments

There were no material contingencies and commitments known as of the date of the balance sheet.

Carsly Inc. D/B/A Bakkal Corporation
Notes to the financial statements
For the years ended December 31, 2022 and 2021

Note 19 - Concentration of credit risk

The financial instruments that potentially subject the Company to credit risk include cash at bank. The Company's cash balances are maintained at reputed financial institution. The Company believes that these assets are not exposed to any significant credit risk.

Note 20 - Subsequent events

The Company evaluated all events and transactions that occurred after the year-end, and through the date of authorization of the financial statements. The Company determined that it does not have any material subsequent events to report in the financial statements.

EXHIBIT B

Offering Page



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BAKKAL™
AUTHENTIC • GROCERIES • DELIVERED

Invest in Bakkal

Bakkal: Your Gateway to the World's Authentic Flavors

Share Price: $3.82 | Minimum Investment: $245

INVEST NOW | VIEW FORM C





Araz Int'l Grocery
5.0
Open • Delivery in 2 hours
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$2.99
$11.49
Trader Joe's Mini Heirloom Tomatoes
Popular
9:41
Lime
$0.53
Sold by
A & S Market
Fulfilled by
Bakkal

Invest in BAKKAL Corporation

Reg CF | Shares of Common Stock — What is this?

By investing in this offering, you are purchasing shares of Class B Non-Voting Common Stock. This means purchasing an ownership stake in the company, but not acquiring voting power.

Share Price	$3.82
Minimum Investment	$245
Invest Until	04/23/2024
Target Min. Offering	$50,000
Max. Offering Size	$5M

INVEST NOW | VIEW FORM C

Opportunity
Market
Traction
Competitive Advantage
Founders
Revenue Model
Financial Highlights
Investor Perks
Updates
Discussion

Opportunity

The ethnic grocery market is a vibrant tapestry of culture, tradition, and untapped potential. With a market size of over **$51 billion in 2022** and growing, it represents a fertile ground for innovation and growth. Bakkal stands at the forefront of this revolution, poised to transform the way ethnic groceries are sourced, distributed, and delivered. (Source: IBISWorld)

Bakkal is at the forefront of the ethnic grocery trend, featuring 150+ rare-find brands from the Mediterranean to the Middle East. Leveraging consolidated market channels, we offer unmatched prices, creating up to a 20% cost advantage (based on our company's internal market data and customer reported metrics), and the smartest order delivery.

The Bakkal Vision

1. Diverse and Enriched Palates

Bakkal is at the forefront of expanding the ethnic grocery market in the United States. We envision a future where every American household has easy access to a rich tapestry of global flavors, from Mediterranean delights to Asian delicacies, African specialties, and beyond. Bakkal bridges the gap between cultures, making it effortless for consumers to explore and appreciate a world of tastes from the comfort of their homes.

2. Availability and Continuity

One of the core challenges in diversifying the US grocery market has been the sporadic availability of ethnic products. Bakkal is poised to resolve this issue. In the future, we see a seamless supply chain that ensures the continuous availability of a wide array of authentic groceries. No longer will consumers have to hunt for their favorite ingredients; they'll be readily accessible through the Bakkal platform.

3. Product Education and Marketing

Introducing new tastes and products to US consumers goes beyond availability; it requires effective storytelling and marketing. Bakkal is committed to educating consumers about the unique attributes of each product. In our vision, consumers will not only have access to diverse groceries but will also be guided on how to use them through engaging marketing campaigns. From recipe suggestions to cooking tips, we're making these new tastes approachable and enjoyable.

4. Cultural Exchange and Appreciation

Bakkal's future is one where cultural exchange is celebrated through food. We see American

Bakkal's future is one where cultural exchange is celebrated through food. We see American households embracing the richness of diverse cuisines, engaging in culinary adventures, and learning about the heritage and traditions behind each dish. It's a future where sharing a meal becomes a means of understanding and appreciating different cultures.

5. Community and Inclusivity

At the heart of Bakkal's vision is community and inclusivity. We imagine a future where people from various backgrounds come together around the dining table, sharing stories, experiences, and traditions through the food they enjoy. Bakkal fosters a sense of togetherness and belonging in an increasingly diverse America.

Ready for the **57 million** projected immigrant U.S. population by 2030, our AI-powered infrastructure delivers in 23+ cities in California in just 2 hours. (Source: Center for Immigration Studies)


Bakkal
is your gateway
to a world of authentic
Mediterranean, Balkan, and Middle
Eastern grocery products, delivered to
your doorstep
Bakkal

With our comprehensive ecosystem that supports authentic brands with marketing tools, warehousing and logistics services, we're aligned with the anticipated **$500B U.S. grocery import by 2030**. (Source: USDA)

Investing in Bakkal means supporting a community that values cultural diversity with a clear financial roadmap.

Your investment will fuel the expansion of our services to new markets, the enhancement of our technological infrastructure, and the growth of our brand portfolio.


150+
International brands sourced from top-quality vendors
20%
Better Prices
2hrs
Same day 2 hours FREE delivery
The one-stop-shop for authentic foods
Bakkal is a B2C e-commerce ecosystem for users, delivering a flawless experience to reach out indigenous products
2500+
Products -hard to find- at major grocery chains
23+ cities
Los Angeles, Long Beach, Anaheim, Santa Clarita, Glendale, Fremont, San Francisco, San Jose, Las Vegas
Bakkal

Why Invest?

1. **Stellar Growth**: Bakkal has demonstrated a phenomenal 300% growth in just the last year. With an already flourishing market worth $5 billion in the US, we're not merely an opportunity; we're a goldmine.

2. **Strong Financial Outlook:** Bakkal's leadership hopes to grow the business by 7x-10x over 2024 and believes this could increase the valuation to $150M, based on management estimates. Our financials also boast a robust $10M+ revenue, backed by 25K+ active app users and over 5M consumer transactions (Note: see risk disclosures for more information).

3. **Deep-Rooted Brand Relationships:** With exclusive US distributorship for 10 renowned brands, Bakkal ensures a unique product portfolio that distinguishes us in the marketplace.

4. **Strategic Expansion Plans:** Our vision for Bakkal isn't just about numbers. We believe that we could

present a good candidate for acquisition by major food corporations or a lucrative IPO within the next 5 years, promising lucrative returns for our investors.

5. **Empowerment & Cultural Preservation**: Investing in Bakkal is more than a financial venture. It's a pledge to empower local artisans, ensuring that age-old culinary traditions find a rightful place on modern tables, and a commitment to celebrate the richness of global flavors.
6. **Impressive Operations and Reach**: Our operational prowess spans 65 dedicated employees and contractors, and our services are fortified with AI for efficiency in delivery, demand forecasting, and market intelligence.
7. **Authentic and Impactful Vision:** Every product we offer is a bridge to a culture, a story, and a tradition. With us, every dining experience becomes an exploration, a celebration, and a connection.
8. **An Invitation to Experience**: By partnering with us, you're not just investing; you're embarking on a journey. A journey where every meal narrates a story, and every product is a testament to our mission: to connect people through the universal language of food.


TEKIRDAG

Market

The U.S. grocery market is evolving rapidly, with a growing demand for authentic international flavors. This shift is bolstered by a projected **57 million immigrant population by 2030**. (Source: Center for Immigration Studies)


U.S. is projected to become more diverse in population by 2030
57 million
Number of Immigrants in the US by 2030
In 2023, U.S. consumers increasingly demand authentic, high-quality food they can access conveniently!
$500B+
Volume of US grocery imports by 2030
3.5X
2020 vs 2030
U.S. Grocery Imports
BAKKAL

(Sources: IBISworld and U.S. Census Bureau)

In California alone, the ethnic grocery market size in 2023 is estimated at around $8.4B, and Bakkal, with its 300% growth last year, is leading the change.

With an anticipated U.S. food import volume of over $500B by 2030, the opportunity for investors is vast.

Bakkal is uniquely positioned to capture this market, offering a promising return on investment in a sector that's shaping America's culinary future.

Ethnic Supermarkets Industry Overview

The industry is poised to target $53 billion in 2023. In 2022, the ethnic supermarkets industry generated a revenue of $51.1 billion. (Source: IBISworld)

Key Market Region Estimates

- **New York** with an annual market size of $11.9 billion.

- **California** pulling in $8.4 billion per year.
- **Texas**, which has a yearly market size of $6.5 billion.
- The company also highlights future expansion plans in locations like **Seattle**, **Chicago**, and **Miami**.

(Sources: IBISworld and U.S. Census Bureau)


Ethnic Supermarkets industry targeting $53B in 2023
The market size, measured by revenue, of the Ethnic Supermarkets industry was $51.1bn in 2022.
Texas 6.5B per year
New York 11.9B per year
California 8.4B per year
Existing
Future
BAKKAL

(Sources: IBISworld and U.S. Census Bureau)

Problem

In today's globalized world, consumers yearn for authentic international flavors and products. Yet, many find it challenging to access genuine global groceries, especially those from the Mediterranean, Balkan, and Middle Eastern regions.


However, consumers are stuck with traditional corner store shopping experience, largely unchanged since the 20th century.
Spending excess time, effort & money...
Visiting 4+ Stores Per Week
due to restricted inventory.
Paying 10% Higher Prices
due to multiple layers of distributors in the supply chain.
Losing $50B+ in market opportunity $50B+
due to inability to answer the demand, lack of online ordering and delivery options
...as result of a fragmented sourcing, purchasing system and a lack of technology.
BAKKAL

(Source: internally conducted user interviews and customer reported metrics)

This gap isn't just about missing flavors but about losing cultural connections and shared traditions that come through food. Furthermore, existing platforms and stores often fail to offer a holistic and genuine representation of these global delicacies, leading to diluted experiences.

On the other side of the equation, grocery exporters from the Mediterranean region face the daunting hurdle of navigating a complex distribution network consisting of at least four distinct stages. These factors combine to create a trade environment that is both less profitable and fraught with complications, marked by numerous barriers to success.

The top consumer problems when shopping for ethnic groceries from small corner stores include:

1. **Limited Product Availability:** Small corner stores often have a restricted inventory, making it challenging for ethnic consumers to find the specific products and ingredients they need for their traditional recipes. This can lead to multiple store visits and frustration due to product unavailability.
2. **Higher Prices:** Due to the multiple layers of distributors in the supply chain, products in small corner stores tend to be marked up significantly, causing ethnic consumers to pay 10-15% more for their groceries compared to what they might find in larger supermarkets or online marketplaces.
3. **Quality and Freshness Concerns:** Complex distribution systems for frozen and perishable foods can result in items being mishandled, broken, or reaching consumers close to their expiration dates or even already expired. This quality and freshness issue can compromise the safety and taste of the food.

4. **Inconvenient Shopping Experience:** The traditional corner store shopping experience often involves frequent trips to different stores, wasting time and effort for consumers. Additionally, the lack of technological solutions, such as online ordering and delivery, makes the shopping process less convenient and efficient.

Why This Matters

Bakkal is dedicated to addressing this multifaceted problem, and it matters profoundly for several reasons:

1. **Consumer Access and Affordability:** By streamlining the supply chain and eliminating intermediaries, Bakkal makes imported grocery products more accessible and affordable to consumers. This accessibility enables individuals from diverse backgrounds to enjoy authentic products without breaking the bank.

2. **Hygiene and Convenience:** Bakkal's intervention ensures that consumers can shop for these products in a clean, organized, and convenient online marketplace. This matters significantly for those who value not only the authenticity of their food but also the quality and safety of their shopping experience.

3. **Sustainable Trade:** Simplifying the distribution process for international grocery exporters not only enhances profitability but also promotes sustainable trade relationships. Bakkal's platform removes unnecessary complexities, allowing producers to reach a wider market and thrive in the global economy.

4. **Cultural Preservation:** Bakkal's solution contributes to the preservation of cultural heritage by making authentic products more accessible. It empowers communities to share their culinary traditions and helps preserve cultural diversity through food.

5. **Economic Impact:** By reducing distribution costs and barriers, Bakkal supports economic growth for both consumers and producers. It fosters entrepreneurship and encourages economic stability within the Mediterranean region.

In essence, Bakkal's mission is not just to simplify the grocery supply chain but to enrich lives, support businesses, and facilitate cultural exchange through the power of authentic, high-quality grocery products.

Solution

Bakkal is the key to bridging this gap. Think of Bakkal as a **"magic pantry"** that unlocks a realm of undiscovered and genuine flavors. Beyond just providing these products, we illuminate and champion their unique stories, ensuring that every bite tells a tale of tradition, culture, and authenticity.


Bakkal is a D2C e-commerce ecosystem for grocery vendors, delivering a seamless experience to an expanding consumer base
Marketplace for provincial / authentic goods
• Last-mile Delivery
• Route Optimization
• Consumer Cost Optimization
• Inventory Control Tools
• Market Intelligence Data
• Demand Forecasting (Machine Learning)
• Marketplace for Manufacturers
• Sales Analytics for Vendors
• Ad Management
• Augmented Transparency
• Trusted Origin (like SmartLabel)
BAKKAL

1. Direct-to-Consumer (D2C) Marketplace

Bakkal operates as a Direct-to-Consumer marketplace, currently with its mobile ecommerce application connecting consumers directly with producers. By bypassing the numerous intermediaries typically found in traditional supply chains, Bakkal eliminates unnecessary markups, streamlines distribution, and reduces the overall cost of grocery products for consumers.

2. Extensive Product Range

Bakkal offers an extensive range of authentic Mediterranean and ethnic grocery products. From pantry staples like spices, grains, and oils to unique and specialized items, Bakkal's platform provides consumers with a diverse selection of high-quality options.

3. Online Convenience

Bakkal's user-friendly mobile application provides consumers with a convenient and organized shopping experience. Shoppers can easily browse, select, and purchase their desired products from

the comfort of their homes, eliminating the need to visit disorganized or unhygienic stores.

4. Quality Assurance



Bakkal is committed to ensuring the quality and authenticity of its products. Producers are carefully vetted to meet stringent quality standards, and products are sourced directly from trusted suppliers, giving consumers confidence in the authenticity and safety of their purchases.

5. Community and Information Sharing



Bakkal fosters a sense of community by sharing information about products and their cultural significance. Through informative content and educational materials, consumers can better understand the origins and uses of the grocery items they purchase.

5. Logistics and Delivery



Bakkal's logistics infrastructure ensures efficient and reliable delivery of products to consumers' doorsteps. The platform employs smart delivery strategies to minimize delivery times and reduce costs for consumers.

5. Cultural Exchange



Beyond providing groceries, Bakkal serves as a platform for cultural exchange through food. It celebrates diverse culinary traditions and encourages consumers to explore new tastes and cooking techniques from different regions.

Bakkal's solution revolves around simplifying the grocery supply chain, providing consumers with a diverse and authentic product range, ensuring quality and safety, and fostering a sense of community and cultural appreciation through food. By addressing the complex challenges faced by both consumers and producers, Bakkal isn't just a marketplace; it's a movement to bring the **world's authentic flavors right to your doorstep**.

🚀 Traction

Since our inception in 2021, Bakkal has embarked on an impressive journey, initially launching in Los Angeles and expanding rapidly to the San Francisco Bay Area in 2022. Bakkal has swiftly risen as the go-to platform for authentic international groceries, especially from the Mediterranean, Balkan, and Middle Eastern regions.



Infinite growth with same user base
Profit
Strategy
Low margins
High-demand
Non-perishable
High frequency
Unique
Price advantage
Top Quality International Brands
Private Label
Groceries, snacks, deserts, food
Consumer Features
Subscriptions, Wallet, Alcohol Category, Community Builder, Group Buying, Live Purchase, Interstate Ordering
Vendor Services
Seller Marketing Tools, Product Sponsorship, Ad Placement, SMM, Video Commerce, Inventory Control, Market Intelligence, Offline Marketing, Warehousing, Credit, Insurance
Existing
Future Opportunities
As we establish a trusted vendor network to cater to consumers, we unlock boundless avenues for growth
Bakkal

With an impressive 300% growth in just the last year, exclusive distributorship for 10 renowned brands, and a presence in 23+ cities in California, Bakkal has started the transformation of the way America experiences global flavors.



Bakkal



Our journey, rooted in connecting cultures through food, has only just begun, and the milestones achieved signal a promising trajectory ahead.

300%	**25K+**	**10**	**25K+**
Yearly Growth Rate	Registered Users	Exclusive Brand Partnerships	Unique Products Available

💡 Competitive Advantage

Bakkal's competitive advantage lies in its innovative approach to the ethnic grocery market, leveraging technology to streamline the supply chain and enhance the customer experience. Some of the key points that outline Bakkal's competitive edge:

1. **Technology-Driven Supply Chain**: Bakkal's use of technology to digitize the ethnic grocery supply chain is a significant differentiator. By implementing advanced software and applications, Bakkal reduces inefficiencies, cuts costs, and speeds up the delivery process, ensuring that ethnic communities have reliable access to their traditional foods.

2. **Executive Team's Tech Expertise**: The executive team at Bakkal brings a wealth of experience in technology, which is critical in an industry that has traditionally lagged in digital adoption. Their expertise allows Bakkal to develop cutting-edge solutions, from machine learning algorithms for demand forecasting to user-friendly mobile applications for easy ordering and tracking.

3. **Direct Relationships with Food Producers**: Bakkal's strong relationships with international food producers allow for a more streamlined and cost-effective supply chain. By bypassing intermediaries, Bakkal can offer competitive pricing and ensure the authenticity and quality of the products.

4. **Cultural Insight and Market Understanding**: The team's background and understanding of the cultural nuances of their target market mean they can curate a product selection that resonates with their customers, providing a personalized shopping experience that larger competitors may not match.

5. **Community-Centric Approach**: Bakkal's business model is built around the needs of ethnic communities, offering a product range that reflects the diversity of its customer base. This focus on community enables Bakkal to foster loyalty and word-of-mouth referrals, which are invaluable in niche markets.

6. **Scalable Business Model**: With a SaaS platform for marketing and a logistics infrastructure that can be expanded, Bakkal is well-positioned to scale up quickly and efficiently as demand grows.

7. **Data-Driven Decision Making**: Leveraging big data analytics, Bakkal can make informed decisions on inventory management, customer preferences, and market trends, which helps in maintaining a competitive edge.

8. **Strategic Geographic Presence**: With operations in key locations like Los Angeles, San Francisco, and a logistics center in Istanbul, Bakkal is strategically positioned to serve a large segment of the ethnic population and manage international logistics effectively.

9. **Innovative Revenue Streams**: Beyond just a delivery service, Bakkal's paid warehousing services, SaaS marketing platform, and procurement services provide multiple streams of revenue while adding value for their partners and customers.

10. **Sustainability and Health Focus**: By promoting healthier diets and offering diverse food options, Bakkal taps into the growing consumer awareness around health and sustainability, which can drive consumer preference and loyalty.

Bakkal's competitive advantage is a synergy of its tech-forward approach, "customer-first" culture, deep market insight, direct sourcing capabilities, and an executive team with the technological and industry expertise to navigate the complexities of the ethnic food market.

> *"I'm amazed to find my favorite items from childhood. It helped me to discover small stores that I didn't know existed. Service is fast and very responsive. Highly recommended!"*
>
> — Satisfied Bakkal customer

👥 Founding Team

The founding team of Bakkal is a dynamic ensemble of visionary entrepreneurs and seasoned professionals, each bringing a unique blend of expertise and passion to the table. At the helm, we have tech-savvy leaders with a proven track record in Silicon Valley's fast-paced innovation landscape, alongside business strategists who have navigated the complex terrains of international trade and food commerce. This eclectic group is united by a shared mission: to revolutionize the ethnic grocery landscape by harnessing cutting-edge technology and deep cultural insights, ensuring that every customer can access a world of authentic flavors right from their doorstep.

Murat Karslioglu
Co-Founder & Chief Executive Officer



Biography

A seasoned technologist with over 25 years in the tech sector. An entrepreneur boasting four successful exits, he is also the author and mastermind behind one of the world's most expansive e-commerce infrastructures.

Ahmet Altug
Co-Founder & Head of B2B Operations



Biography

30+ years of expertise in product procurement and distribution.

Robert Calgav
Co-Founder & Chief Operating Officer



Biography

30+ years of experience in sales, management, and capital management

Alemdar Salmoor
Chief Technology Officer



Biography

5+ years in computer engineering. Experienced in building consumer facing high-throughput systems and scalable infrastructure. Responsible for Bakkal's digital infrastructure development and technology roadmap.

Ali Gence

Chief Revenue Officer



Biography

20+ years in international sales, multinational team management and strategy building. MBA

Ozan Erkut

Chief Marketing Officer



Biography

30+ years in advertisement, marketing & multimedia. Expertise in creative services for F&B sector.

Uygar Usar

Head of Logistics & Supply Chain



Biography

25+ years in logistics & supply chain. CEO of one of the leading integrated logistics service providers in Turkey

⑨ Revenue Model

Bakkal has a diverse monetization strategy, harnessing multiple revenue streams to benefit both buyers and sellers. Their revenue generation model is termed "Omnichannel."



Revenue Streams

- **E-Commerce 3.0 Marketplace & Fee Model**: Generating income from listings and transaction fees.

- **Membership & Premium Features**: Earnings come from subscribers and special features offered to premium members.

- **Delivery Fees**: Charges associated with the delivery of products.

- **Ads & Sponsorship Programs:** Earnings from advertisements and brand partnerships.

- **Logistics & Fulfillment Services:** Revenues from logistics and order fulfillment solutions.

- **White Label Product Range:** Private label goods sold under the Bakkal brand.

- **Data Analytics & Market Research**: Profits from insights and research offerings.



Modern consumers demand hyper-personalization and AI-driven shopping experiences from brands.
Delivery 1.0
People Searching for Goods
Driven By:
80% search
20% product recommendations
Tools:
Search engines, SEO
Delivery 2.0
Goods Searching for People
Driven By:
80% product recommendations
20% search
Tools:
Purchase Data, Analytics, AI
Delivery 3.0
Connecting Goods with People
Driven By:
80% creators
10% recommendations
10% search
Tools:
Real People, Content, AI
BAKKAL
In the future, brands and stores will be a part of the mix, but creators will take the lead as key players in connecting goods and people to transform the now transactional way of shopping into more meaningful, relevant and entertaining experiences.
BAKKAL

E-Commerce & Delivery 3.0

Bakkal emphasizes its "Delivery 3.0" framework, which is designed for maximum capital efficiency and profitability. This approach allows us to grow the market by connecting new consumers to brands, continually invest in tech enhancements and innovations.

> *"As global retail spend is set to reach $6.3T by 2024, there is a massive opportunity for a number of valuable technology companies to emerge that help retailers cross this chasm. eCommerce 3.0 is going to be all about composable commerce."*
>
> — Anoushka Vaswani, Lightspeed Venture Partners
> (Sources: Medium and Insider Intelligence/eMarketer)

Financial Highlights

A full summary of the audited financials can be found in the Form C filed with the SEC, which is linked on this page. All investors should review the Form C before making an investment.

Risk Disclosures

View Risk Disclosures

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.50%	$3,250	6.50%	$325,000
Campaign marketing expenses or related reimbursement	40.00%	$20,000	10.00%	$500,000
Estimated Attorney Fees	10.00%	$5,000	0.40%	$20,000
Estimated Accountant/Auditor Fees	32.00%	$16,000	0.64%	$32,000
General Marketing	0.00%	$0	2.40%	$120,000

Research and Development	0.00%	$0	10.00%	$500,000
Future Wages	0.00%	$0	22.80%	$1,140,000
Repayment of Debt	0.00%	$0	25.00%	$1,250,000
General Working Capital	11.50%	$5,750	22.26%	$1,113,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

🎁 Investor Perks

We are offering two types of investor perks: time-based perks for investors who invest within a certain amount of time of our launch date, and amount-based perks, which will be actively redeemable throughout the duration of this live offering.

Time-Based Perks:

- **Friends and Family Bonus:** Invest within the first 72 hours of our offering and receive an additional 15% bonus shares.

- **Early Bird Bonus:** Invest within the first two weeks of our offering and receive an additional 10% bonus shares.

Amount-Based Perks:

$750+ Bronze Tier ✕
Receive quarterly investor emails.

$2,500+ Silver Tier ✕
Receive quarterly investor emails, $50 in Bakkal Credits* and verified profile badge.

$5,000+ Gold Tier ✕
Receive quarterly investor emails, $100 in Bakkal Credits*, a limited edition Bakkal T-Shirt and verified profile badge.

$10,000+ Platinum Tier ✕
Receive quarterly investor emails, $200 in Bakkal Credits*, a limited edition Bakkal T-Shirt and early investor gold verified profile badge.

$15,000+ Diamond Tier ✕
Receive 5% bonus shares, quarterly investor emails, $250 in Bakkal Credits*, a limited edition Bakkal T-Shirt, an early investor gold verified profile badge, and a conference call with the CEO**.

$50,000+ Angel Tier ✕
Receive 10% bonus shares, quarterly investor emails, $1,000 in Bakkal Credits*, a limited edition Bakkal T-Shirt and Bakkal Angel Investor Mug, a vote to name Bakkal's next retail product, an early investor gold verified profile badge, conference call with the CEO**, and access to a private dinner in Los Angeles for Diamond level investors with Founder and Executive Team. (Transportation and lodging not included).

Notes:
*Bakkal Credits to be issued 60 days after the closing of the crowdfunding campaign and expire 30 days after they are issued. Bakkal Credits can be used only where Bakkal delivery services are available.
**Conference call with CEO to be scheduled within 60 days after the closing of the crowdfunding campaign and runs for 30 minutes.

Conference call with CEO to be scheduled within 30 days after the closing of the Crowdfunding campaign and runs for 30 minutes.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

📰 Updates

Recent press coverage, company announcements, and offering-related updates can be found below.

The Washington Post
Turkish and Syrian Americans drop everything to help their homelands
Feb 10, 2023

Los Angeles — THE BEST OF LA
L.A. Sends Aid, Puts Boots on the Ground in Turkey, Syria After 7.8 Quake
Feb 08, 2023

GROCERY DIVE
Online ethnic grocery marketplace Bakkal completes $3M seed round
Aug 12, 2022

Foodchain Magazine
Experience the Benefits of Grocery Delivery Services with Bakkal
Nov 01, 2021

💬 Discussion

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BY **Ben Young**
3 months ago
Test comment I love this issuer
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This is really great.
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6 months ago
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Securities offered under Regulation Crowdfunding under the Securities Act of 1933 are offered by Jumpstart Micro, Inc, d.b.a Issuance Express, a Funding Portal registered with the Securities and Exchange Commission and a member of FINRA. Under the regulation, Issuance Express acts as an Intermediary platform for Issuers (companies selling securities in compliance with the rules) and Investors (individuals purchasing services offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever, and at no time does Issuance Express come into possession of Investor funds transferred directly to a bank escrow account. Issuers and Investors should carefully read our Disclosures, Educational Materials, and our site Privacy Policy and Terms of Use before using the Issuance Express funding portal.

Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares.

EXHIBIT C

Video Transcript

Hello, I'm Murat, the CEO of Bakkal Corporation. Today, I want to invite you to our exciting voyage through the authentic world of Bakkal.

Imagine a world where every bite tells a story, a story of culture, tradition, and unity.

Welcome to Bakkal.

At Bakkal, we do more than delivering authentic global groceries to your doorstep. We bridge cultures.

We help you understand and celebrate every ingredient.

Our mission started simple: Connect people through the universal language of food.

Food is more than sustenance; it's an invitation to experience a new world.

To spread this culinary connection, we're expanding beyond California.

But we need partners like you to help bring Bakkal to more households across the nation.

Bakkal has shown a 300% growth in the last year alone. With a thriving market worth over $50 billion in the US, the opportunity is immense.

By investing in Bakkal, you're tapping into a rapidly expanding market with high returns.

Our vision for Bakkal goes beyond just growth.

We're aiming for a potential acquisition by major food corporations or a lucrative IPO in the next 5 years, promising substantial returns for our investors.

Investing in Bakkal isn't merely a financial choice.

It's a commitment to empower local artisans, celebrate global flavors, and ensure that age-old culinary traditions find a place at every dining table.

Let's celebrate the world's flavors, empower communities, and craft a richer tomorrow, together.

Invest in Bakkal today.

EXHIBIT D

Amended and Restated Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:09 PM 10/12/2023
FILED 12:09 PM 10/12/2023
SR 20233715981 - File Number 5206893

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CARSLY INC

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

CARSLY INC, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is **CARSLY INC** (the "Corporation"). The corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 22, 2021, that a Certificate of Amendment to the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 11, 2021, and a Certificate of Amendment to the Amended Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 6, 2022.

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED: The Certificate of Incorporation, as amended, of the corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of this Corporation is CARSLY INC.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is to be located at 651 N. Broad St., Suite 201 Middletown DE 19709. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

A.   <u>Authorization of Stock</u>. The Corporation shall have authority to issue two classes of capital stock, designated as Common Stock and Preferred Stock respectively. The total number of shares of capital stock which the corporation shall have authority to issue is one hundred and five million (105,000,000). The total number of shares of Common Stock authorized to be issued is one hundred million (100,000,000) par value of $0.01 per share (the "Common Stock"), of which Eighty Million (80,000,000) shares are designated as "Series A Voting Common Stock", of which Twenty Million (20,000,000) shares are designated as "Series B Non-Voting Common Stock". The total number of shares of Preferred Stock authorized to be issued is Five Million (5,000,000), and each such share shall have a par value of $0.10. Immediately upon the effectiveness of the filing of this Amended and Restated Certificate of Incorporation, and without further action on the part of this corporation or any stockholder, each person registered on this corporation's books as the owner of any share or shares of "Common Stock" shall be registered on this corporation's books as the owner of the shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, as applicable. Each person holding of record a stock certificate or certificates that represented shares of "Common Stock" shall be entitled to receive, upon surrender of such certificate or certificates, or appropriate evidence of loss thereof as shall be reasonably required by this corporation, a new certificate or certificates evidencing and representing the shares of "Class A Voting Common Stock" or "Class B Non-Voting Common Stock", as applicable, to which such person is entitled.

B.   **Class A Voting Common Stock**. The rights, preferences, privileges, and restrictions granted to and imposed on the Class A Voting Common Stock are as set forth below in this ARTICLE IV(B).

1.   <u>Dividend Rights.</u> The holders of the Class A Voting Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2.   <u>Liquidation Rights</u>. Upon any liquidation, dissolution winding up of this corporation, either voluntary or involuntary, the assets of this corporation available for distribution to stockholders shall be distributed to the full extent permitted by law among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

3.   <u>Redemption</u>. The Class A Voting Common Stock is not redeemable at the option of the holder.

4.   <u>Voting Rights</u>. The holder of each share of Class A Voting Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock

of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

        C.   **Class B Non-Voting Common Stock**. The rights, preferences, privileges and restrictions granted to and imposed on the Class B Non-Voting Common Stock are as set forth below in this ARTICLE IV(C).

        1.   <u>Dividend Rights</u>. The holders of the Class B Non-Voting Common Stock shall not be entitled to receive any dividends that may be declared from time to time by the Board of Directors.

        2.   <u>Liquidation Rights</u>. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of ARTICLE IV(B) hereof.

        3.   <u>Redemption</u>. The Class B Non-Voting Common Stock is not redeemable at the option of the holder.

        4.   <u>Voting Rights</u>. Except as required by law, the Class B Non-Voting Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter.

        5.   <u>No Conversion Rights</u>. Shares of Class B Non-Voting Common Stock are not convertible into shares of Class A Voting Common Stock.

        D.   **Preferred Stock**. The rights, preferences, privileges, and restrictions granted to and imposed on the Preferred Stock are as set forth below in this ARTICLE IV(D).

        1.   <u>Dividend Rights</u>. The holders of the Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

        2.   <u>Liquidation Rights</u>. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of ARTICLE IV(B) hereof.

        3.   <u>Redemption</u>. The Preferred Stock is not redeemable at the option of the holder.

        4.   <u>Voting Rights</u>. Except as required by law, the Preferred Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter.

        5.   <u>Conversion Rights</u>. The holder of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

        (a) <u>Right to Convert</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Voting Common Stock as is determined by dividing the applicable

Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for, conversion. The initial Conversion Price per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in this Section 5.

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Class A Voting Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, the public offering price of which was not less than $1.05 per share (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like) and $10,000,000 in the aggregate (a "Qualified Public Offering") or (ii) the date specified by written consent or agreement of the holders of two-thirds of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 5(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the shareholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

E.   No Fractional Shares and Certificate as to Adjustments. No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular shareholders, shall be rounded down to the nearest whole share and the corporation shall pay in cash the fair value of any fractional shares as of the time when entitled to receive such fractions are determined.

ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this ARTICLE IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this ARTICLE IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this ARTICLE X shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ARTICLE XI

A.   Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Amended and Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE XI.

B.   Personal Jurisdiction. If any action the subject matter of which is within the scope of ARTICLE XI(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce ARTICLE XI(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C.   Savings. If any provision or provisions of this ARTICLE XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE XI (including, without limitation, each portion of any sentence of this ARTICLE XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XII

This corporation reserves the right to amend, alter, change, or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * *

THIRD: That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

THE UNDERSIGNED, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 4th day of October, 2023.

By:  _____

Murat Karslioglu, President

EXHIBIT E

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Carsly Inc.
330 N Marine Ave.
Wilmington, CA 90744

Ladies and Gentlemen:

The undersigned understands that Carsly Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $5,000,000.00 of shares of Class B Non-Voting Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated November 1, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59pm New York time on April 23, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Fortress Trust LLC (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by eShares, Inc. DBA Carta, Inc. (the "Transfer Agent"), which shall bear a notation

1

that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	330 N Marine Ave, Wilmington, CA 90744 E-mail: murat@bakkal.us Attention: Murat Karslioglu, CEO
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Carsly Inc.
By_____ Name: Title: